UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                              EVERGREEN SOLAR, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   3033R 10 8
                                 (CUSIP Number)

                             KENNETH M. SOCHA, ESQ.
                              PERSEUS 2000, L.L.C.
                       2099 PENNSYLVANIA AVENUE, SUITE 900
                             WASHINGTON, D.C. 20006
                                 (212) 452-0101
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            BRUCE A. GUTENPLAN, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                  JUNE 21, 2004
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                          Continued on following pages

                               Page 1 of 17 pages

CUSIP NO. 3033R 10 8                                               PAGE  2 OF 11
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus 2000, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                     7     SOLE VOTING POWER
                                           2,920,585
                                   ---------------------------------------------
         NUMBER OF                   8     SHARED VOTING POWER
          SHARES                           3,373,528 (1)
       BENEFICIALLY                ---------------------------------------------
         OWNED BY                    9     SOLE DISPOSITIVE POWER
           EACH                            2,920,585
        REPORTING                  ---------------------------------------------
         PERSON                     10     SHARED DISPOSITIVE POWER
          WITH                             3,373,528 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,294,113 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------



-----------------

(1) Includes (a) 973,528 shares of Common Stock beneficially owned by Beacon Power Corporation ("Beacon") and (b) 2,400,000 shares of Common Stock beneficially owned by Beacon that are issuable upon the exercise of a warrant issued to Beacon. Perseus 2000, L.L.C. is an affiliate of one of Beacon's stockholders, Perseus Capital, L.L.C., which is the beneficial owner of 12,014,994 shares of common stock of Beacon (as of March 31, 2004, representing approximately 25.2% of the common stock of Beacon). Furthermore, Mr. Philip J. Deutch and Mr. Kenneth M. Socha, members of the board of directors of Beacon, are Managing Director and Senior Managing Director, respectively, of Perseus, L.L.C. As a result, the Reporting Persons may be deemed to possess indirect beneficial ownership of the shares of Common Stock that are beneficially owned by Beacon. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other entity.

CUSIP NO. 3033R 10 8                                               PAGE  3 OF 11
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus 2000 Management, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                     7     SOLE VOTING POWER
                                           2,920,585
                                   ---------------------------------------------
         NUMBER OF                   8     SHARED VOTING POWER
          SHARES                           3,373,528 (1)
       BENEFICIALLY                ---------------------------------------------
         OWNED BY                    9     SOLE DISPOSITIVE POWER
           EACH                            2,920,585
        REPORTING                  ---------------------------------------------
         PERSON                     10     SHARED DISPOSITIVE POWER
          WITH                             3,373,528 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,294,113 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------


---------------

(1) Includes (a) 973,528 shares of Common Stock beneficially owned by Beacon and
(b) 2,400,000 shares of Common Stock beneficially owned by Beacon that are issuable upon the exercise of a warrant issued to Beacon. Perseus 2000, L.L.C. is an affiliate of one of Beacon's stockholders, Perseus Capital, L.L.C., which is the beneficial owner of 12,014,994 shares of common stock of Beacon (as of March 31, 2004, representing approximately 25.2% of the common stock of Beacon). Furthermore, Mr. Philip J. Deutch and Mr. Kenneth M. Socha, members of the board of directors of Beacon, are Managing Director and Senior Managing Director, respectively, of Perseus, L.L.C. As a result, the Reporting Persons may be deemed to possess indirect beneficial ownership of the shares of Common Stock that are beneficially owned by Beacon. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other entity.

CUSIP NO. 3033R 10 8                                               PAGE  4 OF 11
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseus EC, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                     7     SOLE VOTING POWER
                                           2,920,585
                                   ---------------------------------------------
         NUMBER OF                   8     SHARED VOTING POWER
          SHARES                           3,373,528 (1)
       BENEFICIALLY                ---------------------------------------------
         OWNED BY                    9     SOLE DISPOSITIVE POWER
           EACH                            2,920,585
        REPORTING                  ---------------------------------------------
         PERSON                     10     SHARED DISPOSITIVE POWER
          WITH                             3,373,528 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,294,113 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------


---------------

(1) Includes (a) 973,528 shares of Common Stock beneficially owned by Beacon and
(b) 2,400,000 shares of Common Stock beneficially owned by Beacon that are issuable upon the exercise of a warrant issued to Beacon. Perseus 2000, L.L.C. is an affiliate of one of Beacon's stockholders, Perseus Capital, L.L.C., which is the beneficial owner of 12,014,994 shares of common stock of Beacon (as of March 31, 2004, representing approximately 25.2% of the common stock of Beacon). Furthermore, Mr. Philip J. Deutch and Mr. Kenneth M. Socha, members of the board of directors of Beacon, are Managing Director and Senior Managing Director, respectively, of Perseus, L.L.C. As a result, the Reporting Persons may be deemed to possess indirect beneficial ownership of the shares of Common Stock that are beneficially owned by Beacon. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other entity.

CUSIP NO. 3033R 10 8                                               PAGE  5 OF 11
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Perseuspur, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                     7     SOLE VOTING POWER
                                           2,920,585
                                   ---------------------------------------------
         NUMBER OF                   8     SHARED VOTING POWER
          SHARES                           3,373,528 (1)
       BENEFICIALLY                ---------------------------------------------
         OWNED BY                    9     SOLE DISPOSITIVE POWER
           EACH                            2,920,585
        REPORTING                  ---------------------------------------------
         PERSON                     10     SHARED DISPOSITIVE POWER
          WITH                             3,373,528 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,294,113 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------


---------------

(1) Includes (a) 973,528 shares of Common Stock beneficially owned by Beacon and
(b) 2,400,000 shares of Common Stock beneficially owned by Beacon that are issuable upon the exercise of a warrant issued to Beacon. Perseus 2000, L.L.C. is an affiliate of one of Beacon's stockholders, Perseus Capital, L.L.C., which is the beneficial owner of 12,014,994 shares of common stock of Beacon (as of March 31, 2004, representing approximately 25.2% of the common stock of Beacon). Furthermore, Mr. Philip J. Deutch and Mr. Kenneth M. Socha, members of the board of directors of Beacon, are Managing Director and Senior Managing Director, respectively, of Perseus, L.L.C. As a result, the Reporting Persons may be deemed to possess indirect beneficial ownership of the shares of Common Stock that are beneficially owned by Beacon. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other entity.

CUSIP NO. 3033R 10 8                                               PAGE  6 OF 11
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Frank H. Pearl
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
--------------------------------------------------------------------------------
                                     7     SOLE VOTING POWER
                                           2,920,585
                                   ---------------------------------------------
         NUMBER OF                   8     SHARED VOTING POWER
          SHARES                           3,373,528 (1)
       BENEFICIALLY                ---------------------------------------------
         OWNED BY                    9     SOLE DISPOSITIVE POWER
           EACH                            2,920,585
        REPORTING                  ---------------------------------------------
         PERSON                     10     SHARED DISPOSITIVE POWER
          WITH                             3,373,528 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,294,113 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------


---------------

(1) Includes (a) 973,528 shares of Common Stock beneficially owned by Beacon and
(b) 2,400,000 shares of Common Stock beneficially owned by Beacon that are issuable upon the exercise of a warrant issued to Beacon. Perseus 2000, L.L.C. is an affiliate of one of Beacon's stockholders, Perseus Capital, L.L.C., which is the beneficial owner of 12,014,994 shares of common stock of Beacon (as of March 31, 2004, representing approximately 25.2% of the common stock of Beacon). Furthermore, Mr. Philip J. Deutch and Mr. Kenneth M. Socha, members of the board of directors of Beacon, are Managing Director and Senior Managing Director, respectively, of Perseus, L.L.C. As a result, the Reporting Persons may be deemed to possess indirect beneficial ownership of the shares of Common Stock that are beneficially owned by Beacon. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other entity.

CUSIP NO. 3033R 10 8                                               PAGE  7 OF 11
                                  SCHEDULE 13D


         Pursuant to Rule 13d-2(a) of Regulation D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 23, 2003.

Item 1.  SECURITY AND ISSUER.

         No material change.

Item 2.  IDENTITY AND BACKGROUND.

         No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended by adding the following paragraph at the end of the section therein entitled "Registration Rights Agreement":

         On June 21, 2004, the Issuer entered into an amended and restated registration rights agreement (the "Amended and Restated Registration Rights Agreement") with the parties to the Registration Rights Agreement. Other than giving the investors in the June 2004 PIPE Financing pro rata cut back rights on underwritten registrations, the Amended and Restated Registration Rights Agreement did not materially affect the rights granted to the Purchaser under the Registration Rights Agreement. This disclosure of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement, attached hereto as Exhibit 3 and incorporated herein by reference.

         Item 4 is further amended by deleting the section entitled "Additional Disclosure" and replacing it with the following:

CONVERSION, CONSENT, VOTING AND LOCK-UP AGREEMENT

         On June 21, 2004, the Issuer sold shares of Common Stock and warrants to purchase shares of Common Stock in a private placement (the "June 2004 PIPE Financing").

         In connection with the June 2004 PIPE Financing, the Purchaser entered into a Conversion, Consent, Voting and Lock-up Agreement, dated June 21, 2004 (the "Conversion Agreement'), with the Issuer and certain holders of the Preferred Stock. Pursuant to the Conversion Agreement, the Purchaser agreed to the following:

         o to convert all of its outstanding shares of Preferred Stock into shares of Common Stock immediately prior to the consummation of the June 2004 PIPE Financing;

         o to become a party to the Amended and Restated Registration Rights Agreement;

         o to vote in favor of the issuance of the shares of Common Stock to be issued in the June 2004 PIPE Financing if NASDAQ rules require stockholder approval of the June 2004 PIPE Financing and to vote in favor of any other matters relating to the transactions contemplated by the June 2004 PIPE Financing Purchase Agreements (as defined below) requiring a stockholder vote;

         o to vote in favor of an amendment to the Issuer's certificate of incorporation in order to increase the number of authorized shares of Common Stock from 70,000,000 to 100,000,000;

CUSIP NO. 3033R 10 8                                               PAGE  8 OF 11
                                  SCHEDULE 13D


         o not to grant any proxy or enter into any voting trust or other agreement with respect to any shares of the Issuer's voting capital stock during the term of the Conversion Agreement, except as provided therein; and

         o to agree not to sell, transfer or otherwise dispose of any Common Stock or securities convertible into or exchangeable for Common Stock (or enter into any arrangement that transfers any of the economic consequences of owning such securities) during the period beginning on the date of the signing of the June 2004 PIPE Financing purchase agreement (the "June 2004 PIPE Financing Purchase Agreement') by the investors in that financing and ending concurrently with the declaration by the Securities and Exchange Commission of the effectiveness of the Issuer's registration statement on Form S-3 relating to the shares of Common Stock issued pursuant to the June 2004 PIPE Financing Purchase Agreement and the shares of Common Stock to be issued upon exercise of the warrants issued pursuant to the June 2004 PIPE Financing Purchase Agreement (the "Lock-Up Period").

         This discussion of the Conversion Agreement is qualified in its entirety by reference to the Conversion Agreement which is attached hereto as
Exhibit 4.

         The conversion of the shares of Preferred Stock owned by the Purchaser occurred on June 21, 2004. As consideration for entering into the Conversion Agreement, the Issuer paid the Purchaser $228,973.83, which equals 7% of the Accreted Value (as such term is defined in the Certificate of Designations) of the shares of Preferred Stock held by it.

         All shares of Preferred Stock owned by Beacon were also converted into shares of Common Stock on June 21, 2004.

ADDITIONAL DISCLOSURE

         The Reporting Persons may from time to time acquire additional shares of Common Stock or other securities of the Issuer in the open market or in privately negotiated transactions, subject to availability at prices deemed favorable, the Issuer's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the Common Stock or other securities of the Issuer in privately negotiated transactions, in the open market pursuant to the exercise of certain registration rights granted pursuant to the Amended and Restated Registration Rights Agreement as described above or through an exemption from registration in compliance with applicable law, in each case subject to the factors and conditions referred to above and to the terms of the Purchase Agreement and the Amended and Restated Registration Rights Agreement, as the case may be. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Issuer or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

         Except as otherwise set forth in this Schedule 13D, no Reporting Person or any individual otherwise identified in Item 2 has any present plans or proposals which would relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

CUSIP NO. 3033R 10 8                                               PAGE  9 OF 11
                                  SCHEDULE 13D


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety to read as follows:

              (a) Perseus 2000, L.L.C. is an affiliate of one of Beacon's stockholders, Perseus Capital, L.L.C., which is the beneficial owner of 12,014,994 shares of common stock of Beacon (as of March 31, 2004, representing approximately 25.2% of the common stock of Beacon). Furthermore, Mr. Philip J. Deutch and Mr. Kenneth M. Socha, members of the board of directors of Beacon, are Managing Director and Senior Managing Director, respectively, of Perseus, L.L.C. As a result, the Reporting Persons may be deemed to possess indirect beneficial ownership of the shares of Common Stock that are beneficially owned by Beacon. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other entity. Shares of Preferred Stock are convertible into shares of Common Stock at any time, and the Warrant is exercisable for Common Stock at any time. Accordingly, as of the date hereof and giving effect to the exercise of the Warrant, each of the Reporting Persons may be deemed to own 6,294,113 shares of Common Stock, including 3,373,528 shares of Common Stock beneficially owned by Beacon (however, the Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by Beacon). Each of the Reporting Persons may be deemed to beneficially own 12.6% of the Common Stock of the Issuer (including the shares of Common Stock beneficially owned by Beacon that the Reporting Persons disclaim beneficial ownership of), which percentage is based upon 47,523,285 shares of Common Stock outstanding as of June 21, 2004, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

              (b) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of the Reporting Persons may be deemed to have sole power to vote and to dispose or to direct the disposition of the 2,920,585 shares of Common Stock beneficially owned by the Purchaser. By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of the Reporting Persons may be deemed to have shared power to vote and to dispose or to direct the disposition of the 3,373,528 shares of Common Stock beneficially owned by Beacon (however, the Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by Beacon).

              (c) Other than the transactions described herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

              (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Preferred Stock held for the account of the Purchaser.

              (e)    Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby supplemented by adding the following at the end thereof:

         As described in Item 4 above, on June 21, 2004, the Issuer, the Purchaser and certain other stockholders entered into the Conversion Agreement. The Issuer, the Purchaser and the other stockholders entered into the Amended and Restated Registration Rights Agreement on June 21, 2004. The summaries of the Conversion Agreement and the Amended and Restated Registration Rights Agreement set forth in Item 4 under the headings "Registration Rights Agreement" and "Conversion, Consent, Voting and Lock-up Agreement" are incorporated by reference herein.

CUSIP NO. 3033R 10 8                                              PAGE  10 OF 11
                                  SCHEDULE 13D


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Joint Filing Agreement, dated June 21, 2004, among the Purchaser, Perseus Management, Perseus EC, Perseuspur and Mr. Pearl.

                  Exhibit 2: Conversion, Consent, Voting and Lock-up Agreement, dated June 21, 2004, among Evergreen Solar, Inc. and the stockholders named therein (incorporated by reference to Exhibit 10.5 to the Form 8-K filed on June 22, 2004 by Evergreen Solar, Inc. (SEC file no. 000-31687)).

                  Exhibit 3: Amended and Restated Registration Rights Agreement, dated as of June 21, 2004, among Evergreen Solar, Inc. and the stockholders named therein.

                  Exhibit 4: Powers of Attorney dated April 9, 2003 by Frank H. Pearl in favor of Rodd Macklin.

CUSIP NO. 3033R 10 8                                              PAGE  11 OF 11



                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 2004



                                PERSEUS 2000, L.L.C.

                                By:     Perseus 2000 Management, L.L.C.
                                        Managing Member

                                By:     Perseus EC, L.L.C.
                                        Managing Member

                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer


                                PERSEUS 2000 MANAGEMENT, L.L.C.

                                By:     Perseus EC, L.L.C.
                                        Managing Member

                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer


                                PERSEUS EC, L.L.C.


                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer


                                PERSEUSPUR, L.L.C.


                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer



                                 /s/ Rodd Macklin, Attorney-in-Fact
                                 ----------------------------------------------
                                 FRANK H. PEARL